UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

EnQuest PLC

(Name of applicant)

5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (the “New High Yield Notes”)

Aggregate principal amount currently expected to be $677,482,000 (being the equivalent of $650 million plus any interest due but not paid on the High Yield Notes (as defined herein) on the Effective Date (as defined below), assuming an Effective Date of November 21, 2016), plus the amount of any additional New High Yield Notes issued in lieu of payment of interest thereon

Approximate date of proposed public offering:

Upon effectiveness of the Company’s Restructuring (the “Effective Date”),
 presently anticipated to be on or about November 21, 2016

Name and address of agent for service:

C T Corporation System

111 Eighth Avenue

New York, NY 10011

United States of America

With a copy to:

Kate Christ EnQuest PLC 5th Floor, Cunard House 15 Regent Street London SW1Y 4LR United Kingdom	Eric Stuart Ashurst LLP Broadwalk House 5 Appold Street London EC2A 2HA United Kingdom

EnQuest PLC (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Application for Qualification of Indentures on Form T-3, which amends the Application for Qualification of Indentures on Form T-3 (File No. 022-29030) originally filed by EnQuest PLC (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 24, 2016, as amended by the Amendment No. 1 to that Application filed with the Form T-3/A on October 26, 2016 (together, the “Initial Application”), is being filed to update the amount of securities to be issued under this Indenture, (ii) to amend and restate in its entirety “Item 2 — Securities Act Exemption Applicable.”, (iii) to amend and restate in its entirety “Item 5 — Principal owners of voting securities.”, (iv) to file Exhibits T3C.2, T3D, T3E.3, T3E.4 and T3E.5 and (v) to amend and restate the Index to Exhibits.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings given to them in the Initial Application.

2. Securities Act Exemption Applicable.

Registration of the New High Yield Notes under the Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

The New High Yield Notes are being issued as part of a restructuring of the financial liabilities of the Company (the “Restructuring”) announced on October 13, 2016. As further set out in the practice statement letter dated November 13, 2016, which is included as Exhibit T3E.2 hereto (the “Practice Statement Letter”), the Restructuring is being conducted, among other things, pursuant to a creditor scheme of arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 (United Kingdom), as amended (the “Companies Act”), between the Company and (i) its creditors with respect to the Company’s $650 million 7% Senior Notes due 2020 (the “High Yield Notes”) and also (ii) the holders of the Company’s £155 million 5.5 per cent. notes due February 2022 (the “Retail Notes”). Following completion of the Scheme, the ultimate beneficial owners of the Company’s High Yield Notes will hold New Yield Notes in a principal amount equal to the principal amount of the High Yield Notes currently held by each such beneficial owner plus any interest due but unpaid on the High Yield Notes held by such beneficial owner as at the effective date of the Restructuring, while the terms of the Retail Notes will be amended as further described in the scheme document included as Exhibit T3E.1 hereto (the “Scheme Document”).

Following distribution of the Practice Statement Letter on October 13, 2016 to the creditors of the Company affected by the Scheme (the “Scheme Creditors”), the Company submitted a claim form to the High Court of Justice in England and Wales (the “Court”) seeking an order convening a meeting of the Scheme Creditors (the “Scheme Meeting”) and a further order sanctioning the Scheme. In addition, the Company submitted a near-final draft of the Scheme Document setting out details of the Scheme and Restructuring to the Court. In particular, the Scheme Document comprises an explanatory statement relating to the Scheme, which explanatory statement is required, under English law, to set out all information that scheme creditors would need to know in order to be able to properly consider whether to vote in favor of the Scheme at the meeting of creditors convened by the Company. After the hearing held before the Court on October 24, 2016 with respect to the Company’s claim form (the “Convening Hearing”), the Court granted an order directing the Company to convene the Scheme Meeting and further ordered the proceedings to be adjourned. In accordance with the Court’s order, the final version of the Scheme Document was made available to Scheme Creditors on October 25, 2016.

As set out in the Scheme Document, the Scheme is subject to certain conditions precedent, including:

•      approval of the Scheme by a majority in number and three-fourths in value of the class of creditors present and voting at the Scheme Meeting,

•      sanctioning of the Scheme by the Court following a hearing on the fairness of the transaction, and

•      the filing of the relevant court order with the Registrar of Companies in England and Wales, all as more fully set out in the Scheme Document.

The Scheme is also conditional on the further steps of the Restructuring becoming effective, as further described in the Scheme Document.

At the Scheme Meeting held on November 14, 2016, the required majority of Scheme Creditors voted to approve the Scheme, as is further set out in the announcement published by the Company on November 14, 2016, which is included as Exhibit T3E.3 hereto. On November 15, 2016, the Company published a notice confirming the date and time of the hearing at which the Company would petition the Court for an order sanctioning the Scheme (the “Sanction Hearing”), which notice is included as Exhibit T3E.4 hereto. Following the hearing on the fairness of the terms and conditions of the Scheme on November 16, 2016, the Court granted an order sanctioning the Scheme (the “Court Order”). The Court Order is included as Exhibit T3D hereto. As further described in the announcement published by the Company on November 16, 2016, included as Exhibit T3E.5 hereto, the Company filed the Court Order with the Registrar of Companies on November 16, 2016.

Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for:

[A]ny security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests. . . where the terms and conditions of such issuance or exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court. . . .

In Staff Legal Bulletin No. 3A, the Staff of the Securities and Exchange Commission (the “Commission”) has identified eight factors that must be satisfied before a company may rely on the Section 3(a)(10) exemption:

I. THE SECURITIES MUST BE ISSUED IN EXCHANGE FOR SECURITIES, CLAIMS OR PROPERTY INTERESTS.

As described above, the New High Yield Notes are to be issued in consideration of the cancellation and release of the Scheme Creditor’s claims, as set forth in the Scheme Document. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Scheme.

II. A COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST APPROVE THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE EXCHANGE.

Staff Legal Bulletin No. 3A sets forth the view of the Commission that the term “court” in section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the Court acting under Section 425 of Part XIII of the Companies Act 1985 (the legislative forerunner of Part 26 of the Companies Act) as a court qualified to approve the fairness of an exchange pursuant to Section 3(a)(10). See, e.g., Xyratex Group Limited No-Action Letter (available May 29, 2002); Global Telesystems No-Action Letter (available June 14, 2001).

Furthermore, as described above, the Scheme Document is required to contain all information necessary to allow the Scheme Creditors to properly consider whether to vote to approve the Scheme at the Scheme Meeting. In particular, the Scheme Document includes, among other things, (i) the form of indenture pursuant to which the New High Yield Notes are to be issued, (ii) information on the Company’s market, operations and financial condition, (iii) details of the Scheme and the further transactions comprised in the Restructuring, (iv) a description of certain risks in connection with the Restructuring, the industry in which Company operates and its business, and (iii) a discussion of the potential outcomes if the Scheme were not to become effective.

The near-final draft of the Scheme Document was made available to the Court in advance of the Convening Hearing and the final draft of Scheme Document, along with documentation showing the further amendments made to the Scheme Document, was provided to the Court at the Convening Hearing. The Scheme Document, in the form as included as Exhibit T3E.1 hereto, was distributed by the Company in accordance with the order granted by the Court at the Convening Hearing, which directed the Company to distribute the Scheme Document substantially in the form reviewed by the Court, subject only to amendments amounting to the correction of typographical errors, minor modifications, the completion of blanks or other immaterial changes.

III. THE REVIEWING COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST FIND, BEFORE APPROVING THE TRANSACTION, THAT THE TERMS AND CONDITIONS OF THE EXCHANGE ARE FAIR TO THOSE TO WHOM SECURITIES WILL BE ISSUED AND BE ADVISED BEFORE THE HEARING THAT THE ISSUER WILL RELY ON THE SECTION 3(A)(10) EXEMPTION BASED ON THE COURT’S OR AUTHORIZED GOVERNMENTAL ENTITY’S APPROVAL OF THE TRANSACTION.

As described above, on November 16, 2016 the Sanction Hearing was held before the Court, in which the Court further considered the terms and conditions of the Scheme and the fairness of the

Scheme to the Scheme Creditors, including, specifically, the fairness of the exchange of the High Yield Notes for the New High Yield Notes, both from a procedural and a substantive standpoint. In particular, as further set out in the Scheme Document under section 1.2 of Part 2 (Overview of the Scheme), the Court would not have been able to sanction the Scheme unless it was satisfied that the relevant provisions of part 26 of the Companies Act had been complied with and that an intelligent and honest person, a member of the class concerned and acting in respect of his own interest, might reasonably approve the Scheme.

Furthermore, the Scheme Document sets forth that the Company intends to rely on Section 3(a)(10) of the Securities Act in connection with the issue of the New High Yield Notes. In addition, the Court was advised, in submissions made to it on behalf of the Company before the Sanction Hearing, that its ruling would be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

IV. THE COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST HOLD A HEARING BEFORE APPROVING THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE TRANSACTION.

As further described above, the Court held the Sanction Hearing to consider the fairness of the terms and conditions of the Scheme on November 16, 2016. At the conclusion of the Sanction Hearing, the Court issued the Court Order. As detailed above, before sanctioning the Scheme, the Court had to satisfy itself as to the procedural and substantive fairness of the Scheme.

V. A GOVERNMENTAL ENTITY MUST BE EXPRESSLY AUTHORIZED BY LAW TO HOLD THE HEARING, ALTHOUGH IT IS NOT NECESSARY THAT THE LAW REQUIRE THE HEARING.

Part 26 of the Companies Act expressly authorizes the Court to hold fairness hearings with respect to a petition seeking sanction of a scheme of arrangement.

VI. THE FAIRNESS HEARING MUST BE OPEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

As further described in the Scheme Document, the Sanction Hearing was open to all Scheme Creditors and there were no improper impediments to appearance. Furthermore, the Company’s notice confirming the date and time of the Sanction Hearing (included as Exhibit T3E.4 hereto) expressly confirmed that all Scheme Creditors were entitled to attend the Sanction Hearing and make representations to the Court, whether in person or through counsel. This means that any Scheme Creditors that objected to the Scheme would have been able to voice their objections to the Court.

VII. ADEQUATE NOTICE MUST BE GIVEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

As set out above, the Company distributed the Practice Statement Letter on October 13, 2016. The Practice Statement Letter provided Scheme Creditors with notice of (i) the proposed Restructuring and the Scheme, (ii) the date of the Convening Hearing and (iii) the Company’s intention to distribute the Scheme Document after the Convening Hearing. The Scheme Document, which was distributed on October 25, 2016, provides detailed explanations of the background to the Restructuring, the effects of the Scheme and an expected timeline of further events, in particular the scheduled dates of the Scheme Meeting and the Sanction Hearing. The Scheme Document further includes directions how Scheme Creditors would be able to attend and vote at the Scheme Meeting and the formal notice convening the Scheme Meeting. The Company published the notice containing the results of the Scheme Meeting and confirming the date of the Sanction Hearing on November 14, 2016 (see Exhibit T3E.3) and published a further notice of the time and details of the Sanction Hearing on November 15, 2016 (see Exhibit T3.4).

VIII. THERE CANNOT BE ANY IMPROPER IMPEDIMENTS TO THE APPEARANCE BY THOSE PERSONS AT THE HEARING.

All Scheme Creditors were entitled to appear at the Sanction Hearing and they were explicitly notified by the Company of this right, as set out in Exhibit T3E.4 hereto. There were no improper impediments to any such appearance. If any Scheme Creditors had had any objections to the Scheme, this would have given them the necessary opportunity to voice these objections to the Court.

5.              Principal owners of voting securities.

The principal owners of 10% or more of the voting securities for each Applicant as of October 12, 2016 are set forth in the table below. The address for each of the owners of the voting securities of the Guarantors listed below is 5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom.

(1)                                EnQuest PLC

As October 12, 2016, the Company believes that no person owns 10% or more of the Company’s £0.05 ordinary shares (the “Ordinary Shares”), which constitute the only class of securities presently entitled to vote in the direction or management of the affairs of the Company.

Following completion of the Restructuring, it is expected that Double A Limited, a company beneficially owned by the extended family of Amjad Bseisu, would own, directly or indirectly, Ordinary Shares representing 16.76% of the Ordinary Share capital of the Company, assuming that none of the Ordinary Shares that Double A Limited has agreed to take up pursuant to the Placing (as defined below) are clawed back to satisfy valid applications by shareholders of the Company under the Open Offer (as defined below).

(2)                                EnQuest Britain Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest PLC	£ 1 Ordinary shares	15,211,604	100%

(3)                                EnQuest ENS Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest Britain Limited	£ 1 Ordinary shares	100	100%

(4)                                EnQuest Heather Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest Britain Limited	£1 Ordinary shares	9,705,000	100%

(5)                                EnQuest Heather Leasing Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest Heather Limited	£1 Ordinary shares	100	100%

(6)                                EnQuest Global Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest PLC	£1 Ordinary shares	42,193,600	100%

(7)                                EnQuest NWO Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest Global Limited	£1 Ordinary shares	100	100%

(8)                                EQ Petroleum Sabah Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
EnQuest Global Limited	£1 Ordinary shares	1	100%
	USD Ordinary shares	4,250,000

See Item 3, “Affiliates,” for more information about the ownership of the voting securities of the Applicants (other than EnQuest PLC).

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof**

Exhibit T3A.2	The Memorandum of Association of EnQuest Britain Limited as in effect on the date hereof***

Exhibit T3A.3	The Memorandum of Association of EnQuest ENS Limited as in effect on the date hereof***

Exhibit T3A.4	The Memorandum of Association of EnQuest Heather Limited as in effect on the date hereof***

Exhibit T3A.5	The Articles of Association of EnQuest Heather Leasing Limited as in effect on the date hereof***

Exhibit T3A.6	The Articles of Association of EnQuest Global Limited as in effect on the date hereof***

Exhibit T3A.7	The Articles of Association of EnQuest NWO Limited as in effect on the date hereof***

Exhibit T3A.8	The Articles of Association of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) as in effect on the date hereof***

Exhibit T3B.1	Not applicable. Under the Companies Act, the Articles of Association of EnQuest PLC filed under T3A.1 contain the equivalent of both the charter and the by-laws of EnQuest PLC.

Exhibit T3B.2	The Articles of Association of EnQuest Britain Limited as in effect on the date hereof***

Exhibit T3B.3	The Articles of Association of EnQuest ENS Limited as in effect on the date hereof***

Exhibit T3B.4	The Articles of Association of EnQuest Heather Limited as in effect on the date hereof***

Exhibit T3B.5

Not applicable. Under the Companies Act, the Articles of Association of EnQuest Heather Leasing Limited filed under T3A.5 contain the equivalent of both the charter and the by-laws of EnQuest Heather Leasing Limited.

Exhibit T3B.6

Not applicable. Under the Companies Act, the Articles of Association of of EnQuest Global Limited filed under T3A.6 contain the equivalent of both the charter and the by-laws of of EnQuest Global Limited.

Exhibit T3B.7	Not applicable. Under the Companies Act, the Articles of Association of of EnQuest NWO Limited filed under T3A.7 contain the equivalent of both the charter and the by-laws of of EnQuest NWO Limited.

Exhibit T3B.8

Not applicable. Under the Companies Act, the Articles of Association of of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) filed under T3A.8 contain the equivalent of both the charter and the by-laws of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited).

Exhibit T3C.1	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)**

Exhibit T3C.2	Amended Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022*

Exhibit T3D	Court Order sanctioning the Scheme*

Exhibit T3E.1	Scheme Document**

Exhibit T3E.2	Practice Statement Letter**

Exhibit T3E.3	Announcement - Results of Scheme Meeting*

Exhibit T3E.4	Announcement - Notice of Sanction Hearing*

Exhibit T3E.5	Announcement - Results of Sanction Hearing*

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C.2)*

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1**

*	Filed herewith.
**	Filed previously with the Form T-3 filed on October 24, 2016.
***	Filed previously as Amendment No. 1 with the Form T-3/A filed on October 26, 2016.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, EnQuest PLC, a public limited company organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 16th day of November, 2016.

ENQUEST PLC

		By:	/s/ Jonathan Swinney
Jonathan Swinney
Chief Financial Officer

Attest:	/s/ Stefan Ricketts
Stefan Ricketts
Company Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors, companies limited by shares organized and existing under the laws of England and Wales, have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 16th day of November, 2016.

ENQUEST BRITAIN LIMITED,
ENQUEST ENS LIMITED,
ENQUEST HEATHER LIMITED,
ENQUEST HEATHER LEASING LIMITED,
ENQUEST GLOBAL LIMITED,
ENQUEST NWO LIMITED,
EQ PETROLEUM SABAH LIMITED

		By:	/s/ Stefan Ricketts
Stefan Ricketts
Director
Attest:	/s/ Kathryn Christ
Kathryn Christ
Company Secretary

Exhibit Index

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof**

Exhibit T3A.2	The Memorandum of Association of EnQuest Britain Limited as in effect on the date hereof***

Exhibit T3A.3	The Memorandum of Association of EnQuest ENS Limited as in effect on the date hereof***

Exhibit T3A.4	The Memorandum of Association of EnQuest Heather Limited as in effect on the date hereof***

Exhibit T3A.5	The Articles of Association of EnQuest Heather Leasing Limited as in effect on the date hereof***

Exhibit T3A.6	The Articles of Association of EnQuest Global Limited as in effect on the date hereof***

Exhibit T3A.7	The Articles of Association of EnQuest NWO Limited as in effect on the date hereof***

Exhibit T3A.8	The Articles of Association of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) as in effect on the date hereof***

Exhibit T3B.1	Not applicable. Under the Companies Act, the Articles of Association of EnQuest PLC filed under T3A.1 contain the equivalent of both the charter and the by-laws of EnQuest PLC.

Exhibit T3B.2	The Articles of Association of EnQuest Britain Limited as in effect on the date hereof***

Exhibit T3B.3	The Articles of Association of EnQuest ENS Limited as in effect on the date hereof***

Exhibit T3B.4	The Articles of Association of EnQuest Heather Limited as in effect on the date hereof***

Exhibit T3B.5

Not applicable. Under the Companies Act, the Articles of Association of EnQuest Heather Leasing Limited filed under T3A.5 contain the equivalent of both the charter and the by-laws of EnQuest Heather Leasing Limited.

Exhibit T3B.6

Not applicable. Under the Companies Act, the Articles of Association of of EnQuest Global Limited filed under T3A.6 contain the equivalent of both the charter and the by-laws of of EnQuest Global Limited.

Exhibit T3B.7	Not applicable. Under the Companies Act, the Articles of Association of of EnQuest NWO Limited filed under T3A.7 contain the equivalent of both the charter and the by-laws of of EnQuest NWO Limited.

Exhibit T3B.8

Not applicable. Under the Companies Act, the Articles of Association of of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) filed under T3A.8 contain the equivalent of both the charter and the by-laws of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited).

Exhibit T3C.1	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)**

Exhibit T3C.2	Amended Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022*

Exhibit T3D	Court Order sanctioning the Scheme*

Exhibit T3E.1	Scheme Document**

Exhibit T3E.2	Practice Statement Letter**

Exhibit T3E.3	Announcement - Results of Scheme Meeting*

Exhibit T3E.4	Announcement - Notice of Sanction Hearing*

Exhibit T3E.5	Announcement - Results of Sanction Hearing*

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C.2)*

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1**

*	Filed herewith.
**	Filed previously with the Form T-3 filed on October 24, 2016.
***	Filed previously as Amendment No. 1 with the Form T-3/A filed on October 26, 2016.